Exhibit 99.5

AGTM/WALW/BLOML/5174782/40083169

#56558131

Draft dated 13 May 2025 - for discussion purposes only

NOTE ABOUT TRANSLATION:

This document is an English translation of a deed (to be) executed in the Dutch language. In preparing this document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

AMENDMENT TO THE ARTICLES OF ASSOCIATION

(Wallbox N.V.)

This ● day of ● two thousand twenty-five, there appeared before me, Michel Pieter van Agt, civil law notary officiating in Amsterdam, the Netherlands:

[●employee of Loyens & Loeff N.V.], with office address at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands.

The person appearing declared the following:

(A)

on the ● day of ● two thousand twenty-five the general meeting of Wallbox N.V., a public company under Dutch law, having its corporate seat in Amsterdam, the Netherlands, and with address at Carrer del Foc 68, 08038 Barcelona, Spain, registered with the Dutch trade register under number 83012559 (Company), at the proposal of the Company’s board of directors (Board), resolved, among other things, to:

(i)	authorise the Board to execute a reverse stock split (Reverse Stock Split) and amend the articles of association of the Company for the purpose of the Reverse Stock Split; and

(ii)	authorise the person appearing to have this deed executed;

(B)

on the ● day of ● two thousand twenty-five the Board resolved to set the final ratio for the Reverse Stock Split at ● (●) and to execute the Reverse Stock Split by means of an amendment to the articles of association of the Company.

The adoption of such resolutions is evidenced by a copy of a statement of the chairperson of the general meeting and a copy of a resolution of the Board, respectively, which shall be attached to this deed (Annex I and II).

The articles of association of the Company were established at the incorporation of the Company, by a notarial deed, executed on the seventh day of June two thousand twenty-one before B.C. Cornelisse, civil law notary officiating in Amsterdam, the Netherlands. The articles of association of the Company have most recently been amended by a notarial deed, executed on the ● day of ● ●, before ●, civil law notary officiating in Amsterdam, the Netherlands.

In implementing the aforementioned resolutions, the articles of association of the Company are hereby amended as follows.

1	Amendment A

The definition of “Final Conversion Event” in article 1 paragraph 1 is amended and shall read as follows:

“Final Conversion Event: the conversion event occurring at the earliest of:

(a)

the date set by the Board that is no less than sixty-one (61) days and no more than one hundred eighty (180) days after the date on which the aggregate number of issued and outstanding Class B Shares held (jointly) by the Excluded Holders and their Permitted Entities represents less than twenty percent (20%) of (x) the aggregate number of issued and outstanding Class B Shares held by the Initial Holders on the Closing Date divided by (y) ● (●)[1]; or

(b)	the date set by the meeting of holders of Class B Shares;”.

2	Amendment B

Article 5, paragraph 1 and paragraph 2 are amended and shall read as follows:

“5.1 The authorized capital of the Company equals ● (EUR ●)2.

5.2 The authorized capital of the Company is divided into ● (●) Class A Shares, with a nominal value of ● (EUR ●) each, ● (●) Class B Shares, with a nominal value of ● (EUR ●) each and ● (●) Conversion Shares, with a nominal value of ● (EUR ●) each.”.3

3	Amendment C

After article 37, a new Article is inserted, reading as follows:

“38	Transitory Provisions. Share consolidation and fractional shares[4]

38.1

The Class A Shares with a nominal value of twelve eurocent (EUR 0.12) each, held by a Shareholder (which may be the Company) immediately prior to the amendment of the articles of association of the Company pursuant to this deed, are consolidated into such number of Class A Shares with a nominal value of ● (EUR ●) each, as shall be found by multiplying the total number of Class A Shares with a nominal value of twelve eurocent (EUR 0.12) each, held by the respective Shareholder immediately prior to this amendment to this articles of association, by [●]/[●] ([●]/[●]), with the further provision that the numerator of a fraction of one (1) Class A Share with a nominal value of twelve eurocent (EUR 0.12) each, of which fraction the denominator equals [●] ([●]) shall designate the number of fractional Class A Shares with a claim on [●]/[●] ([●]/[●]) part of a Class A Share with a nominal value of [●] euro (EUR [●]) that the respective Shareholder also holds as of this amendment to the articles of association in connection with the aforementioned consolidation of Class A Shares.

38.2

The Class B Shares with a nominal value of one euro and twenty eurocent (EUR 1.20) each, held by a Shareholder (which may be the Company) immediately prior to the amendment of the articles of association of the Company pursuant to this deed, are consolidated into such number of Class B

[1]	Note to draft: amounts will be completed based on final ratio for the Reverse Stock Split.
[2]	Note to draft: amounts will be completed based on final ratio for the Reverse Stock Split.
[3]	Note to draft: amounts will be completed based on final ratio for the Reverse Stock Split.
[4]	Note to draft: amounts will be completed based on final ratio for the Reverse Stock Split.

Shares with a nominal value of ● (EUR ●) each, as shall be found by multiplying the total number of Class B Shares with a nominal value of one euro and twenty eurocent (EUR 1.20) each, held by the respective Shareholder immediately prior to this amendment to this articles of association, by [●]/[●] ([●]/[●]), with the further provision that the numerator of a fraction of one (1) Class B Share with a nominal value of one euro and twenty eurocent (EUR 1.20) each, of which fraction the denominator equals [●] ([●]) shall designate the number of fractional Class B Shares with a claim on [l●]/[●] ([●]/[●]) part of a Class B Share with a nominal value of [●] euro (EUR [●]) that the respective Shareholder also holds as of this amendment to the articles of association in connection with the aforementioned consolidation of Class B Shares.

38.3

The Conversion Shares with a nominal value of one euro and eight eurocent (EUR 1.08) each, held by a Shareholder (which may be the Company) immediately prior to the amendment of the articles of association of the Company pursuant to this deed, are consolidated into such number of Conversion Shares with a nominal value of ● (EUR ●) each, as shall be found by multiplying the total number of Conversion Shares with a nominal value of one euro and eight eurocent (EUR 1.08) each, held by the respective Shareholder immediately prior to this amendment to this articles of association, by [●]/[●] ([●]/[●]), with the further provision that the numerator of a fraction of one (1) Conversion Share with a nominal value of one euro and eight eurocent (EUR 1.08) each, of which fraction the denominator equals [●] ([●]) shall designate the number of fractional Conversion Shares with a claim on [●]/[●] ([●]/[●]) part of a Conversion Share with a nominal value of [●] euro (EUR [●]) that the respective Shareholder also holds as of this amendment to the articles of association in connection with the aforementioned consolidation of Conversion Shares.

38.4	Each fractional Class A Share, fractional Class B Share and fractional Conversion Share shall be in registered form.

38.5

Without prejudice to the other provisions of this article 38 and notwithstanding article 12.3 in respect of fractional Class A Shares, the provisions of Title 4 of Book 2 of the DCC on shares and shareholders shall apply accordingly to fractional Shares and holders of fractional Shares, to the extent not stipulated otherwise in those provisions.

38.6

The provisions of these articles of association with respect to Shares and Shareholders shall apply accordingly to fractional Shares and holders of fractional Shares, to the extent not stipulated otherwise in those provisions and article 38.7 and article 38.9.

38.7

A holder of one or more fractional Shares may exercise the Meeting Right and voting rights attached to a Class A Share, Class B Share or Conversion Share, respectively, together with one or more other holders of one or more of the fractional Shares of the respective class to the extent the total number of the fractional Shares of the respective class held by such holders of fractional Shares equals [●] ([●]) or a multiple thereof. These rights shall be exercised either by one of them who has been authorized to that effect by the others in writing, or by a proxy authorized to that effect by those holders of fractional Shares in writing.

38.8

Each holder of a fractional Share is entitled to [●]/[●] ([●]/[●]) part of the (interim) dividend and any other distribution to which the holder of one (1) Class A Share, Class B Share and Conversion Share, respectively, is entitled.

38.9

In the event the holder of one or more fractional Shares of the respective class acquires such number of fractional Shares of the respective class that the total number of fractional Shares of the respective class held by him at least equals the number of fractional Shares of the respective class that constitutes one (1) share of the respective class, then such fractional Shares shall be consolidated into one (1) Class A Share, Class B Share or Conversion Share, as applicable.

38.10

One or more Class A Shares, Class B Shares or Conversion Shares, respectively, held by the Company in its own share capital, can be divided into [●] ([●]) fractional Shares of the respective class upon a resolution of the Board. Fractional Shares created in this way, will not be consolidated in accordance with article 38.9 as long as those fractional Shares are held by the Company, unless the Board resolves to consolidate in accordance with article 38.9.

38.11

This article and its heading shall (under renumbering of the possible articles included in the articles of association after this article and the references to those articles) lapse per the moment that no fractional Shares are outstanding anymore.

Final statement

Finally, the person appearing has declared that as a result of this amendment of the articles of association, the issued capital of the Company amounts to ● (EUR ●), divided into:

(a)	● (●) Class A Shares, with a nominal value of ● (EUR ●) each, and ● (●) fractional Class A Shares;

(b)	● (●) Class B Shares, with a nominal value of ● (EUR ●) each, and ● (●) fractional Class B Shares; and

(c)	● (●) Conversion Shares, with a nominal value of ● (EUR ●) each, and ● (●) fractional Conversion Shares.

End

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated in the first paragraph of this deed. The contents of the deed have been stated and clarified to the person appearing. The person appearing has declared not to wish the deed to be fully read out, to have noted the contents of the deed timely before its execution and to agree with the contents. After limited reading, this deed was signed first by the person appearing and thereafter by me, civil law notary.

AGTM/WALW/BLOML/5174782/40083169

#56788019

Concept d.d. 13 mei 2025 - uitsluitend voor discussiedoeleinden

STATUTENWIJZIGING

(Wallbox N.V.)

Op ● tweeduizend vijfentwintig is voor mij, mr. Michel Pieter van Agt, notaris met plaats van vestiging Amsterdam, verschenen:

[● medewerker Loyens & Loeff N.V.], met kantooradres: Parnassusweg 300, 1081 LC Amsterdam.

De comparant heeft het volgende verklaard:

(A)

op ● tweeduizend vijfentwintig heeft de algemene vergadering van Wallbox N.V., een naamloze vennootschap, gevestigd te Amsterdam en met adres: Carrer del Foc 68, 08038 Barcelona, Spanje, ingeschreven in het handelsregister onder nummer 83012559 (vennootschap), op voorstel van het bestuur van de vennootschap (bestuur) onder andere besloten:

(i)

het bestuur te machtigen om een omgekeerde aandelensplitsing uit te voeren (Omgekeerde Aandelensplitsing) en de statuten van de vennootschap te wijzigen in verband met de Omgekeerde Aandelensplitsing; en

(ii)	de comparant te machtigen deze akte te doen passeren;

(B)

op ● tweeduizend vijfentwintig heeft het bestuur besloten de definitieve ratio voor de Omgekeerde Aandelensplitsing vast te stellen op ● (●) en de Omgekeerde Aandelensplitsing uit te voeren middels een wijziging van de statuten van de Vennootschap.

Van deze besluitvorming blijkt uit een kopie van een verklaring van de voorzitter van de algemene vergadering en een kopie van een bestuursbesluit, respectievelijk, die aan deze akte zullen worden gehecht (Bijlage I en II).

De statuten van de vennootschap zijn vastgesteld bij oprichting van de vennootschap, bij notariële akte op zeven juni tweeduizend eenentwintig verleden voor mr. B.C. Cornelisse, notaris met plaats van vestiging Amsterdam. De statuten van de vennootschap zijn laatstelijk gewijzigd bij notariële akte op ●, verleden voor mr. ●, notaris met plaats van vestiging Amsterdam.

Ter uitvoering van voormeld besluit tot statutenwijziging worden de statuten van de vennootschap hierbij gewijzigd als volgt.

1

1	Wijziging A

De	definitie van “finale conversiegebeurtenis” in artikel 1 lid 1 wordt gewijzigd en komt te luiden als volgt:

“finale	conversiegebeurtenis: de conversiegebeurtenis die zich als eerst voordoet, zijnde:

(a)

de door het bestuur vastgestelde datum die niet minder dan éénenzestig (61) dagen en niet meer dan honderdtachtig (180) dagen is na de datum waarop het totaaI aantaI gepIaatste soort B aandeIen (gezamenIijk) gehouden door de uitgesloten houders en hun toegestane entiteiten minder dan twintig procent (20%) vertegenwoordigd van (x) het totale aantal uitgegeven en geplaatste soort B aandelen gehouden door de initiële houders op de closingdatum gedeeld door (y) ● (●)[1]; of

(b)	de door de vergadering van houders van soort B aandelen vastgestelde datum;”.

2	Wijziging B

Artikel	5 lid 1 en lid 2 worden gewijzigd en komen te luiden als volgt:

“5.1	Het maatschappelijk kapitaal van de vennootschap bedraagt ● euro (EUR ●)[2].

5.2

Het maatschappelijk kapitaal van de vennootschap is verdeeld in ● (●) soort A aandelen, met een nominaal bedrag van ● euro (EUR ●) elk, ● (●) soort B aandelen, met een nominaal bedrag van ● euro (EUR ●) elk en ● (●) conversieaandelen, met een nominaal bedrag van ● euro (EUR ●) elk.”.[3]

3	Wijziging C

Na artikel 37 wordt een nieuw artikel ingevoegd, luidende als volgt:

“38	Overgangsbepaling. Aandelenconsolidatie en onderaandelen[4]

38.1

De soort A aandelen, met een nominaal bedrag van twaalf eurocent (EUR 0,12) elk, welke onmiddellijk voorafgaand aan de wijziging van de statuten van de vennootschap ingevolge deze akte worden gehouden door een aandeelhouder (of de vennootschap), zijn samengevoegd tot zoveel soort A aandelen met een nominaal bedrag van ● (EUR ●) elk, als wordt gevonden door het totale aantal van de door de betreffende aandeelhouder onmiddellijk voorafgaand aan deze statutenwijziging gehouden soort A aandelen met een nominaal bedrag van twaalf eurocent (EUR 0,12) elk te vermenigvuldigen met [●]/[●] ([●]/[●]), waarbij voorts geldt dat de teller van de breuk van één (1) soort A aandeel met een nominaal bedrag van twaalf eurocent (EUR 0,12) elk, van welke breuk de noemer ● (●) is, het aantal onderaandelen met een gerechtigdheid van [●]/[●] ([●]/[●]) deel één (1) soort A aandeel van ● euro (EUR ●) aangeeft dat de desbetreffende aandeelhouder in verband met vorenbedoelde samenvoeging met ingang van deze statutenwijziging tevens houdt.

[1]	Note to draft: amounts will be completed based on final ratio for the Reverse Stock Split.
[2]	Note to draft: amounts will be completed based on final ratio for the Reverse Stock Split.
[3]	Note to draft: amounts will be completed based on final ratio for the Reverse Stock Split.
[4]	Note to draft: amounts will be completed based on final ratio for the Reverse Stock Split.

2

38.2

De soort B aandelen, met een nominaal bedrag van één euro en twintig eurocent (EUR 1,20) elk, welke onmiddellijk voorafgaand aan de wijziging van de statuten van de vennootschap ingevolge deze akte worden gehouden door een aandeelhouder (of de vennootschap), zijn samengevoegd tot zoveel soort B aandelen met een nominaal bedrag van ● (EUR ●) elk, als wordt gevonden door het totale aantal van de door de betreffende aandeelhouder onmiddellijk voorafgaand aan deze statutenwijziging gehouden soort B aandelen met een nominaal bedrag van één euro en twintig eurocent (EUR 1,20) elk te vermenigvuldigen met [●]/[●] ([●]/[●]), waarbij voorts geldt dat de teller van de breuk van één (1) soort B aandeel met een nominaal bedrag van één euro en twintig eurocent (EUR 1,20) elk, van welke breuk de noemer ● (●) is, het aantal onderaandelen met een gerechtigdheid van [●l]/●[l] ([●l]/●[l]) deel één (1) soort B aandeel van ● euro (EUR ●) aangeeft dat de desbetreffende aandeelhouder in verband met vorenbedoelde samenvoeging met ingang van deze statutenwijziging tevens houdt.

38.3

De conversieaandelen, met een nominaal bedrag van één euro en acht eurocent (EUR 1,08) elk, welke onmiddellijk voorafgaand aan de wijziging van de statuten van de vennootschap ingevolge deze akte worden gehouden door een aandeelhouder (of de vennootschap), zijn samengevoegd tot zoveel conversieaandelen met een nominaal bedrag van ● (EUR ●) elk, als wordt gevonden door het totale aantal van de door de betreffende aandeelhouder onmiddellijk voorafgaand aan deze statutenwijziging gehouden conversieaandelen met een nominaal bedrag van één euro en acht eurocent (EUR 1,08) elk te vermenigvuldigen met [●]/[●] ([●]/[●]), waarbij voorts geldt dat de teller van de breuk van één (1) conversieaandeel met een nominaal bedrag van één euro en acht eurocent (EUR 1,08) elk, van welke breuk de noemer ● (●) is, het aantal onderaandelen met een gerechtigdheid van [●]/[●] ([●]/[●]) deel één (1) conversieaandeel van ● euro (EUR ●) aangeeft dat de desbetreffende aandeelhouder in verband met vorenbedoelde samenvoeging met ingang van deze statutenwijziging tevens houdt.

38.4	Ieder soort A onderaandeel, soort B onderaandeel en conversieonderaandeel luidt op naam.

38.5

Onverminderd het overigens in dit artikel 38 bepaalde en onverminderd artikel 12.3 met betrekking tot soort A onderaandelen, vinden de bepalingen van Titel 4 van Boek 2 BW over aandelen en aandeelhouders overeenkomstige toepassing op onderaandelen en houders van onderaandelen, voor zover uit die bepalingen niet anders blijkt.

38.6

De bepalingen van deze statuten over aandelen respectievelijk houders van aandelen zijn van overeenkomstige toepassing op onderaandelen en houders van onderaandelen, voor zover uit die bepalingen en artikel 38.7 en artikel 38.9 niet anders blijkt.

38.7

Een houder van een of meer onderaandelen kan tezamen met een of meer andere houders van een of meer onderaandelen de aan een soort A aandeel, soort B aandeel of conversieaandeel, respectievelijk, verbonden vergader- en stemrechten uitoefenen voor zover het door zodanige houders van een of meer onderaandelen van de respectievelijke soort gezamenlijk gehouden aantal onderaandelen van de respectievelijke soort gelijk is aan [●] ([●]) of een veelvoud daarvan. Deze rechten worden uitgeoefend hetzij door één van hen, daartoe door de anderen schriftelijk gevolmachtigd, hetzij door een gevolmachtigde aan wie daartoe door die houders van onderaandelen schriftelijke volmacht is verleend.

3

38.8

Iedere houder van een onderaandeel is gerechtigd tot [●]/[●] ([●]/[●]) gedeelte van het (interim)dividend en enige andere uitkering waartoe een houder van een (1) soort A aandeel, soort B aandeel of conversieaandeel is gerechtigd.

38.9

Indien de houder van een of meer onderaandelen van de respectievelijke soort een zodanig aantal onderaandelen van de respectievelijke soort verkrijgt dat het totaal door hem gehouden aantal onderaandelen van de respectievelijke soort ten minste gelijk is aan het aantal onderaandelen van de respectievelijke soort dat een gewoon aandeel van de respectievelijke soort vormt, worden deze onderaandelen samengevoegd tot een (1) soort A aandeel, soort B aandeel of conversieaandeel, zoals van toepassing is.

38.10

Het bestuur kan bij besluit een of meer door de vennootschap in haar eigen kapitaal gehouden soort A aandelen, soort B aandelen of conversieaandelen, respectievelijk, in [●] ([●]) onderaandelen van de respectievelijke soort, opsplitsen. Onderaandelen die op deze wijze zijn ontstaan, zullen zolang deze door de vennootschap worden gehouden niet overeenkomstig artikel 38.9 worden geconsolideerd, tenzij het bestuur besluit deze overeenkomstig artikel 38.9 te consolideren.

38.11

Dit artikel vervalt tezamen met zijn opschrift (onder vernummering van de eventuele hierna in deze statuten opgenomen artikelen en verwijzingen naar die artikelen) per het moment dat er geen onderaandelen meer uitstaan.

Slotverklaring

Ten slotte heeft de comparant verklaard dat per het moment waarop deze statutenwijziging van kracht wordt, het geplaatste kapitaal van de vennootschap ● euro (EUR ●) bedraagt, verdeeld in:

(a)	● (●) soort A aandelen, met een nominaal bedrag van ● (EUR ●) elk, en ● (●) soort A onderaandelen;

(b)	● (●) soort B aandelen, met een nominaal bedrag van ● (EUR ●) elk, en ● (●) soort B onderaandelen; en

(c)	● (●) conversieaandelen, met een nominaal bedrag van ● (EUR ●) elk, en ● (●) conversieonderaandelen.

Slot

De comparant is mij, notaris, bekend.

Deze akte is verleden te Amsterdam op de datum aan het begin van deze akte vermeld. De zakelijke inhoud van deze akte is aan de comparant opgegeven en toegelicht. De comparant heeft verklaard op volledige voorlezing van de akte geen prijs te stellen, tijdig voor het verlijden van de inhoud daarvan te hebben kennisgenomen en met de inhoud in te stemmen. Onmiddellijk na beperkte voorlezing is deze akte eerst door de comparant en daarna door mij, notaris, ondertekend.

4